Exhibit B

Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

Golden Oasis Exploration Corp.

Suite 750 – 580 Hornby Street

Vancouver, B.C.  V6C 3B6

Item 2

Date of Material Change

October 17, 2008

Item 3

News Release

Issued October 17, 2008 and distributed through Stockwatch and Market News.

Item 4

Summary of Material Change

Golden Oasis Exploration Corp. (“Golden Oasis”), Lebon Gold Mines Limited (CNQ: LBO) (“Lebon”) and American Copper Corporation (TSXV:AJ) (“American Copper”) (collectively, the “Companies”) announced that they have agreed on the general terms of a Plan of Arrangement whereby American Copper proposes to complete a share exchange with Lebon and Golden Oasis, subject to TSX Venture Exchange (the “Exchange”) and shareholder approval.

Lebon is a public company listed on the CNQ under the symbol “LBO”, and is currently investigating opportunities in both the resource and non-resource sectors.  Golden Oasis is a public company listed on the Exchange under the symbol “GOT”, and currently explores for gold, focusing on developing mineral assets in Nevada and Washington.  American Copper is a public company listed on the Exchange under the symbol “AJ”, and currently explores for copper in its properties in Arizona, Nevada and New Mexico.   The Companies share common directors and officers and are reporting issuers in Canada.  Full details of their business and operations can be found on SEDAR (www.sedar.com).

Under the terms of the Plan of Arrangement, the respective Boards of Directors of the Companies have agreed that American Copper will, subject to any subsequent adjustment, acquire all of the shares of Lebon and Golden Oasis by issuing common shares in its capital (“AJ Shares”) to:

(i)

the shareholders of Lebon on the basis of one AJ Share for every one common share of Lebon currently issued and outstanding (total current issued and outstanding is 13,824,277); and

(ii)

the shareholders of Golden Oasis on the basis of one AJ Share for every one common share of Golden Oasis currently issued and outstanding (20,354,417).

American Copper currently has 19,036,001 shares issued and outstanding.

In addition American Copper will issue to the holders of share purchase warrants and broker’s warrants of each of Lebon and Golden Oasis, replacement warrants on the same ratios as stated above, at such exercise prices as will be negotiated.

2

As a result, American Copper will have a total of 53,214,695 common shares outstanding, (57,428,749 shares on a fully diluted basis).

Certain of the AJ Shares will be subject to such continuing escrow requirements as previously existed or as may be imposed by the Exchange.

Previously announced private placements for American Copper and Golden Oasis were not completed (see press releases of September 5, 2008 for each of the companies).  There are currently no agreements in place for subsequent financings and the terms and conditions for a new financing have not been determined.

The proposed transaction may be effected by way of a plan of arrangement or such other means as the Companies and their respective counsel agree, with a view to ensuring that the AJ Shares are not subject to resale restrictions, and to minimizing tax liability of the parties and the costs of the transaction.

Other than the share exchange ratios outlined above, the Plan of Arrangement is subject to a number of terms, including:

●

the completion of due diligence, to the satisfaction of each of the Companies, of the others, to be completed no later than October 31, 2008;

●

the appointment of Robert Eadie, Gary Arca, Richard Kern, Gary Hawthorn and Herb Duerr as the directors and officers of the combined entities once the share exchanges have been completed;

●

the passing of resolutions by the shareholders of each of the Companies approving the Plan of Arrangement; and

●

receipt of written notice from the Exchange that it has accepted for filing all material pertaining to the Plan of Arrangement.

Once the Plan of Arrangement has been completed, the new American Copper plans to continue its exploration efforts on the combined copper and gold projects held by the Companies, and will consolidate its human and financial resources toward the recommended work programs for the properties, with a view to maximizing value for its shareholders.

Item 5

Full Description of Material Change

See attached news release.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7

Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

3

Item 8

Executive Officer

Contact:

Robert Eadie, President & CEO

Telephone:

(604) 602-4935 (ext 205)

Item 9

Date of Report

October 17, 2008

LEBON Gold Mines Limited

October 17, 2008

Plan of Arrangement Announced

Vancouver, British Columbia ... American Copper Corporation (TSXV: AJ) (“American Copper”), Lebon Gold Mines Limited (CNQ: LBO) (“Lebon”) and Golden Oasis Exploration Corp. (TSXV: GOT) (“Golden Oasis”) (collectively, the “Companies”) announce that they have agreed on the general terms of a Plan of Arrangement whereby American Copper proposes to complete a share exchange with Lebon and Golden Oasis, subject to TSX Venture Exchange (the “Exchange”) and shareholder approval.

Lebon is a public company listed on the CNQ under the symbol “LBO”, and is currently investigating opportunities in both the resource and non-resource sectors.  Golden Oasis is a public company listed on the Exchange under the symbol “GOT”, and currently explores for gold, focusing on developing mineral assets in Nevada and Washington.  American Copper is a public company listed on the Exchange under the symbol “AJ”, and currently explores for copper in its properties in Arizona, Nevada and New Mexico.   The Companies share common directors and officers and are reporting issuers in Canada.  Full details of their business and operations can be found on SEDAR (www.sedar.com).

Under the terms of the Plan of Arrangement, the respective Boards of Directors of the Companies have agreed that American Copper will, subject to any subsequent adjustment, acquire all of the shares of Lebon and Golden Oasis by issuing common shares in its capital (“AJ Shares”) to:

(i)

the shareholders of Lebon on the basis of one AJ Share for every one common share of Lebon currently issued and outstanding (total current issued and outstanding is 13,824,277); and

(ii)

the shareholders of Golden Oasis on the basis of one AJ Share for every one common share of Golden Oasis currently issued and outstanding (20,354,417).

American Copper currently has 19,036,001 shares issued and outstanding.

In addition American Copper will issue to the holders of share purchase warrants and broker’s warrants of each of Lebon and Golden Oasis, replacement warrants on the same ratios as stated above, at such exercise prices as will be negotiated.

As a result, American Copper will have a total of 53,214,695 common shares outstanding, (57,428,749 shares on a fully diluted basis).

Certain of the AJ Shares will be subject to such continuing escrow requirements as previously existed or as may be imposed by the Exchange.

Previously announced private placements for American Copper and Golden Oasis were not completed (see press releases of September 5, 2008 for each of the companies).  There are currently no agreements in place for subsequent financings and the terms and conditions for a new financing have not been determined.

The proposed transaction may be effected by way of a plan of arrangement or such other means as the Companies and their respective counsel agree, with a view to ensuring that the AJ Shares are not subject to resale restrictions, and to minimizing tax liability of the parties and the costs of the transaction.

Terms of the Agreement

Other than the share exchange ratios outlined above, the Plan of Arrangement is subject to a number of terms, including:

●

the completion of due diligence, to the satisfaction of each of the Companies, of the others, to be completed no later than October 31, 2008;

●

the appointment of Robert Eadie, Gary Arca, Richard Kern, Gary Hawthorn and Herb Duerr as the directors and officers of the combined entities once the share exchanges have been completed;

●

the passing of resolutions by the shareholders of each of the Companies approving the Plan of Arrangement; and

●

receipt of written notice from the Exchange that it has accepted for filing all material pertaining to the Plan of Arrangement.

Management of the Combined Entities

The following provides information regarding the members of American Copper’s proposed Board of Directors:

Robert Eadie, President, Chief Executive Officer and Director
West Vancouver, British Columbia

Mr. Eadie is a self-employed business owner and has many years of experience in working with and helping build start-up companies.  He began his career as a corporate investor and public relations consultant and went on to establish his own investor relations consulting business.  He has since become a manager, officer or director of a number of junior public companies, primarily in the natural resource sector.  Mr. Eadie is currently President and CEO of Starcore International Mines Ltd., a gold production and exploration company focussed on Mexico, American Copper, Highland Resources Inc., Cortez Resources Corp. and Parlane Resource Corp., President of Lebon, and CEO of Golden Oasis and Platoro West Holdings Inc.  All of these companies are headquartered in Vancouver, British Columbia and listed on the Exchange, with the exception of Starcore International Mines Ltd. which is listed on the Toronto Stock Exchange, and Lebon and Platoro West, which are listed on the CNQ.

Gary Arca, Chief Financial Officer and Director

Delta, British Columbia

Mr. Arca is a Chartered Accountant (CA) and has been a member of the Canadian Institute of Chartered Accountants and British Columbia Institute of Chartered Accountants since 1980.  He was a partner with two separate public accounting firms from 1996 to December 2005.  Mr. Arca has extensive experience dealing with public companies and start-ups both from the perspective of management and as a consultant, and has served as a director of several publicly traded resource companies in the past.  He is currently a director and Chief Financial Officer of Starcore International Mines Ltd., Highland Resources Inc., Cortez Resources Corp. Parlane Resource Corp., American Copper, Lebon, Golden Oasis and Platoro West Holdings Ltd., all of which are listed on the Exchange, except for Starcore International Mines which is listed on the Toronto Stock Exchange, and Lebon and Platoro West Holdings, which are listed on the CNQ.

Richard Kern, Director
Reno, Nevada

Mr. Kern (P.Geo) is a Professional Geologist with over 25 years of experience in base and precious metal exploration in the U.S., Central America, South America and Australia.  He has been involved in major mineral discoveries in the Western United States and Australia, including the Cadia deposit, New South Wales, Australia, and the Archimedes (Ruby Hill) deposit, Nevada.

Mr. Kern has been successful in developing various mining ventures.  He has a Masters of Science Degree in Geology from Idaho State University and a Bachelor of Science Degree in Geology from Montana State University.

Since January 1998, Mr. Kern has been the President and a director of MinQuest Inc., a privately held Nevada corporation controlled by Mr. Kern.  Prior to joining MinQuest he was a principal in BristleCone Ventures, LP, Geo-Surveys, and Sierra Global VisionLaunch, LLC. He has held executive and management level positions in companies such as Western North America North Mining, Inc., Homestake Mining Company, Superior Oil, and with the U.S. Geological Survey. His experience includes establishing base and precious metal exploration programs for companies operating in North America with an emphasis on the Western United States, Mexico, Honduras and Panama. He has also managed gold and copper exploration programs in the Western United States, Australia, Mexico, and Ecuador with minor work in New Guinea, Malaysia, China and Fiji.

Mr. Kern has been a director of Golden Oasis and American Copper since November 2004 and November 2006, respectively.  Since May 2003, Mr. Kern has been a director of American Goldfields Inc. (OTC-BB: AGFL), a natural resource exploration company engaged in the acquisition and exploration of mineral properties in the Americas.  American Goldfields Inc. is a Nevada corporation headquartered in Burnaby, British Columbia, and a reporting company in the United States.  Its common shares are listed for quotation on the NASD’s OTC Bulletin Board.

Gary Hawthorn, Director
North Vancouver, British Columbia

Gary Hawthorn (P.Eng) is a professional mining engineer with 40 years experience in various areas of mineral resource development and production. His particular area of expertise involves the engineering considerations involved in bringing mineral resources into production.  His international consulting work has helped develop mining projects in over a dozen different countries, including South Korea, Bolivia, Mexico and Canada.

Mr. Hawthorn began his career working for seven years for Cominco Ltd. and then for eleven years with Placer Dome. During this time he was a testing engineer and Mill Superintendent at several base metal and precious metal mining operations. In 1982 he established his own consulting engineering and laboratory testing firm, and has assisted a number of resource companies in bringing mineral deposits into commercial production. He has experience with both small and large flotation and cyanidation production circuits and has overseen a number of pilot operations. He recently supervised the design, construction and commissioning of a 140 tpd flotation plant in South Korea for Ivanhoe Mines.

Mr. Hawthorn has been an Adjunct Professor at the University of British Columbia teaching in the Mining and Mineral Process Engineering Department and has written several professional articles/papers on various related topics. He is a Life Member of the Canadian Institute of Mining & Metallurgy, and a member of the Association of Professional Engineers and Geoscientists (B.C.).

Mr. Hawthorn is currently a director of Starcore International Mines Ltd., which is listed on the Toronto Stock Exchange, and American Copper, Golden Oasis, Highland Resources Inc., Cortez Resources Corp. and Parlane Resource Corp., which are all listed on the Exchange.

Herb Duerr, Director

Reno, Nevada

Mr. Duerr is a self-employed business owner with over 25 years of experience in base and precious metal mineral exploration. He has been involved in major mineral discoveries in North America and the Caribbean including the Alligator Ridge deposit, Nevada, Montana Tunnels, Montana, and the Cala Abajo, Puerto Rico.

Mr. Duerr is currently the President of Desert Pacific Exploration, Inc. and an officer in MinQuest, Inc and Nevada Mine Properties II.

Mr. Duerr has a Bachelor of Science Degree in Geology from Florida Atlantic University.

Once the Plan of Arrangement has been completed, the new American Copper plans to continue its exploration efforts on the combined copper and gold projects held by the Companies, and will consolidate its human and financial resources toward the recommended work programs for the properties, with a view to maximizing value for its shareholders.  American Copper will continue to be dedicated to the principles of environmentally sound mining practices and the belief that environmental stewardship and mining can co-exist.

ON BEHALF OF THE BOARDS OF THE COMPANIES

“Robert Eadie”

Robert Eadie, Chief Executive Officer

For further information, please contact: Robert Eadie
Telephone: 1-604-602-4935 / Toll Free: 1-866-602-4935
Facsimile: 1-604-602-4936

The TSX Venture Exchange has not reviewed nor does it accept responsibility for the adequacy or accuracy of this press release.